American Smooth Wave Ventures, Inc.

January 28, 2011

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington DC  20549

Re:	American Smooth Wave Ventures, Inc.
Item 4.01 on Form 8-K
Filed January 21, 2011
File No. 1-34715

Dear Mr. Thompson:

We refer to your letter of January 26, 2011 pertaining to the above referenced filings of American Smooth Wave Ventures, Inc. (the “Company” or “we”). Set forth below are the Company’s responses to the comments issued:

Item 4.01 8-K Filed January 21, 2011

1. Our records show your file number was changed to 1-34715 on April 22, 2010 when you filed Form 8-A. Please revise the cover page to include the new file number.

Company Response: Contemporaneously with this submission the Company has filed Amendment No. 1 to the Form 8-K filed with the Commission on January 21, 2011 (the “Amendment”).  The Amendment includes the correct file number.

2. Please revise the period during which there were no disagreements with Sam Kan & Company to specifically include the two most recent fiscal years and the subsequent interim period through January 21, 2011. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K and Question 111.01 in Section 111. Item 304 — Changes in and Disagreements with Accountants on Accounting and Financial Disclosure of the Division’s Regulation S-K Compliance and Disclosure interpretations at http://sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Company Response:  We have revised the Amendment accordingly.

3. Please revise the period during which there were no reportable events to include the two most recent fiscal years and the subsequent interim period through January 21, 2011. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

Company Response:  We have revised the Amendment accordingly.

4. Please acknowledge your obligation to file an updated letter from your former accountant as an exhibit to the amendment filed in response to our comments and file the updated letter as Exhibit 16. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Company Response:  We acknowledge such obligation and have included an updated letter from Sam Kan & Company as an exhibit to the Amendment.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Lo Wing Sang
Lo Wing Sang
American Smooth Wave Ventures, Inc.

cc:	Mitchell S. Nussbaum
Loeb & Loeb LLP